September 8, 2017

VIA EDGAR CORRESPONDENCE

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Innovator ETFs Trust (formerly Academy Funds Trust)
File Nos.: 333-146827; 811-22135

Dear Ms. Browning:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statements on Form N-1A (the “Registration Statements”). The Registration Statements were initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2017 for the purpose of registering shares of the Innovator S&P 500 15% Shield Strategy ETF Series (formerly Innovator Shield S&P 500 ETF; CBOE Annual PTP Strategy, (MONTH) Series) and Innovator S&P 500 -5 to -35% Shield Strategy ETF Series (formerly Innovator Ultra Shield S&P 500 ETF; CBOE Annual PTP Strategy, (MONTH) Series) (the “Funds”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On August 15, 2017, you provided comments via telephone regarding the Registration Statements. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statements.

1.

Please clarify in your disclosure the impact on long-term shareholders (i.e. shareholders who buy and hold throughout the entire outcome period), if any, when additional shareholders purchase shares of a Fund during the period (i.e. not at the beginning of the outcome period). If there is not any impact, please provide a supplemental explanation to the Staff why this is the case.

Response: The inflows caused by shareholders who purchase shares during the outcome period (“Interim Period Shareholders”) will not impact the investment experience of the shareholders who buy and hold throughout the entire outcome period (“Holding Period Shareholders”). This is due to the fact that all investors (existing or new) own the same basket of options (i.e. same strike and expiration). The price of the basket of options on any given day will be reflected in the net asset value (“NAV”) of the Fund at the time of purchase. The buffer and cap levels are relative to the S&P 500 Price Return Index (“S&P PR Index”) on the day the outcome period commences, and are not path dependent; therefore, will not be impacted by new shareholders. What will be different is the “return” the Interim Period Shareholders experience, which, like all ETFs, is based on the NAV of each Fund at the time of purchase.

2.

Please further disclose, in detail, the investment experience of shareholders purchasing shares of a Fund during the outcome period (i.e. not at the beginning of the outcome period) and how it may differ from shareholders who hold shares of the Fund from the beginning to the end of the period.

Response: Pursuant to the Staff’s request, the following disclosure has added to prospectus for each Fund:

The Cap Level and buffer are calculated on the inception date of the Fund and at the beginning of each subsequent outcome period. The Cap Level and buffer are fixed numbers that relate to the Fund’s NAV, based upon the S&P 500 PR Index, at the time of their calculation. As the outcome period transpires and the Fund’s Share price and NAV change, an investor purchasing Shares will likely have a different return potential than the investor who purchased Shares at the beginning of the outcome period. This is due to the fact that while the Cap Level and buffer for the outcome period remains constant, an investor purchasing Shares during an outcome period likely purchased Shares at a price that is different than the initial NAV. An investor purchasing Shares at a time when the Fund’s Share price has increased since the beginning of the outcome period will have lower returns available up to the Cap Level but will have a higher downside buffer. An investor purchasing Shares at a time when the Fund’s Share price has decreased since the beginning of the outcome period will have higher returns available up to the Cap Level while the downside buffer will be diminished or not available. Prior to purchasing the Fund, investors wishing to participate in same investment strategy as the Index should consider opportunities to purchase a series of the Trust with an outcome period most desirable to the investor.

Additionally, the Adviser is committed to publishing information on its website that displays the current position of each Fund relative to its buffer and cap, in an effort to provide transparency and education to new and existing shareholders. The Adviser is also committed to bringing out periodic offerings (eg. monthly, bi-monthly or quarterly) offerings of each Fund. This is intended to provide an ability for Interim Period Shareholders to either take advantage of favorable market environments (as an Interim Period Shareholder), or to become a Holding Period Shareholder through one of the upcoming periodic offerings. The Fund believes that this will provide even more clarity and choice to investors.

3.	Please remove the name “Shield” from the names of the Funds, as the terms implies a guarantee of protection of loss. Please see IM Guidance 2013-12.

Response: The Adviser and the Trust’s Board of Trustees have carefully evaluated the proposed names for the Funds. In this regard, the Trust has considered applicable SEC rules and guidance, including Rule 35d-1 under the 1940 Act and IM Guidance Update No. 2013-12, “Fund Names Suggesting Protection From Loss” (hereinafter, the “Guidance”). The Funds understand that the Staff has heightened its scrutiny of fund names suggesting safety or protection from loss and has previously determined to object to names that may create an impression of protection or safety or absence of risk of loss, where the name does not include qualifying language that defines the scope and limits of such protection. Furthermore, the Funds understand that the Staff has objected to the term “protected” and “guaranteed” in fund names in situations where that term was used without a qualification that would adequately describe the nature and limits of any protection offered by the fund.

The Funds believe that the names of the Funds, as set forth below, comply with Rule 35d-1 and the Guidance. The protection, or “shield” specified in the names of the Funds is not conditioned on market performance or portfolio management. While the Funds expose investors to market risk, each Fund does in fact provide the certainty of protection, or a “shield,” within the ranges as identified in the respective name and as described in the accompanying prospectus. The Funds believe that the protection offered and set on the first day of each period by the FLEX Options entered into by the Funds is appropriately reflected in the proposed names. Any limits in the protection or “shield” provided by the applicable Fund is also identified in the name (e.g. 15% or -5% to -35%). Furthermore, as referenced below, the Funds propose to modify the use of the word “shield” in its name with the term “strategy”. The proposed names can be distinguished from other funds which, for example, seek to manage a fund’s volatility on an uncertain, aspirational basis by investing a portion of the fund’s assets in cash, short-term fixed income instruments, short positions on exchange-traded futures or other investments and include the term “protected” in their name.

The proposed names of the Funds are as follows:

Innovator S&P 500 15% Shield Strategy ETF (Month)

Innovator S&P 500 -5 to -35% Shield Strategy ETF (Month)

4.

Please remove “S&P” and “CBOE” from the names of the Funds unless the respective name is part of the name of the index or is an investment adviser to the Fund. Please also discuss why use of the S&P 500 Price Return Index, which excludes dividends, is appropriate given that the FLEX Options include dividends. To the extent that the Funds continue to utilize the S&P 500 Price Return Index, please change the defined term “S&P 500” throughout the prospectus, as investors generally believe that the S&P 500 refers to the S&P 500 Total Return Index.

Response: The Funds invest in FLEX Options on the S&P 500 Price Return Index rather than the S&P 500 Total Return Index because FLEX Options on the S&P 500 Price Return Index are the component securities of the Index that each Fund seeks to track. Pursuant to the Staff’s request, the disclosure has been revised to state that FLEX Options reference the S&P 500 Price Return Index.

Additionally, Innovator S&P 500 15% Shield Strategy ETF (Month) seeks to track the CBOE S&P 500 15% Buffer Index and Innovator S&P 500 -5% to -35% Shield Strategy ETF (Month) seeks to track the CBOE S&P 500 30% Buffer (-5% to -35%) Index. Each Fund invests at least 80% of its assets in the securities of FLEX Options on the S&P 500 Price Return Index. Therefore, the Funds believe referencing the S&P 500 in the name of each Fund is appropriate.

5.	Please refer to the use of the term “protection” in the prospectus and consider using an alternative term that does not imply the guarantee of loss protection.

Response: Pursuant to the Staff’s request, the references to “protection” have been revised to “shield” or “buffer” as appropriate given the context.

6.

Please confirm in supplement explanation to the Staff the Funds’ belief that the phrase “Annual PTP Strategy (Month) Series” in the Funds name is appropriate given the Funds’ Strategy and investment objective.

Response: Pursuant to the Staff’s request, the phrase “Annual PTP Strategy” has been removed from the name of the Funds.

7.	Please confirm in writing the Funds are in compliance with all required exemptive relief.

Response: Pursuant to the Staff’s request, the Funds confirm that they are in compliance with all required exemptive relief.

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler llp

By:  /s/ Morrison C. Warren

Morrison C. Warren

cc: Innovator ETFs Trust